EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six months ended June 30, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$11,644

Fixed charges:
Interest expense	4,440
One-third of rents, net of income from subleases (a)	291

Total fixed charges	4,731

Add: Equity in undistributed loss of affiliates	94

Income before income tax expense and fixed charges, excluding capitalized interest	$16,469

Fixed charges, as above	$4,731

Preferred stock dividends (pre-tax)	466

Fixed charges including preferred stock dividends	$5,197

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.17

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$5,197
Add: Interest on deposits	1,727

Total fixed charges including preferred stock dividends and interest on deposits	$6,924

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$16,469
Add: Interest on deposits	1,727

Total income before income tax expense, fixed charges and interest on deposits	$18,196

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.63

(a)	The proportion deemed representative of the interest factor.